Exhibit 4.7

HYDRO ONE LIMITED

Unaudited Pro Forma Condensed Consolidated Financial Statements

As at and for the three months ended March 31, 2018 and for the year ended December 31, 2017

June 8, 2018

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Hydro One Limited (“Hydro One” or the “Corporation”), Olympus Holding Corp., Olympus Corp. and Avista Corporation (“Avista”) entered into an agreement and plan of merger dated as of July 19, 2017 (the “Merger Agreement”). Pursuant to the Merger Agreement, Hydro One will indirectly acquire Avista (the “Merger”) for US$53 (approximately C$68 at the exchange rate of C$1.2884 = US$1.00 on March 31, 2018) per Avista common share for an aggregate purchase price of approximately US$5,476 million (approximately C$7,056 million at the exchange rate of C$1.2884 = US$1.00 on March 31, 2018), comprised of an equity purchase of approximately US$3,480 million (approximately C$4,484 million at the exchange rate of C$1.2884 = US$1.00 on March 31, 2018) and the assumption of approximately US$1,996 million of Avista’s outstanding debt (approximately C$2,572 million at the exchange rate of C$1.2884 = US$1.00 on March 31, 2018).

Since the acquisition is to be paid in U.S. dollars, the actual amount paid, when measured in Canadian dollars may vary with a change to the exchange rate. Hydro One has entered into a forward currency contract to partially mitigate the foreign exchange fluctuation risk.

The accompanying unaudited pro forma condensed consolidated financial statements give effect to the proposed acquisition by Hydro One of Avista under the acquisition method of accounting. The unaudited pro forma condensed consolidated balance sheet gives effect to the Merger as if it had closed on March 31, 2018. The unaudited pro forma consolidated statements of operations for the year ended December 31, 2017 and the three months ended March 31, 2018 give effect to the Merger as if it had closed on January 1, 2017.

The following unaudited pro forma condensed consolidated financial statements are based on Avista’s historical unaudited consolidated financial statements as at and for the three months ended March 31, 2018 and audited consolidated financial statements for the year ended December 31, 2017 and Hydro One’s historical unaudited consolidated financial statements as at and for the three months ended March 31, 2018 and audited consolidated financial statements for the year ended December 31, 2017 and present the effects of the Merger on the combined historical financial statements of Hydro One and Avista. The unaudited pro forma condensed consolidated financial statements should be read together with the notes to the unaudited pro forma condensed consolidated financial statements and the historical financial statements of Hydro One and Avista.

The unaudited pro forma condensed consolidated financial statements (referred to herein as the pro forma financial information) are presented for illustrative purposes only and do not include, among other things, estimated cost synergies, adjustments related to restructuring or integration activities, further acquisitions or disposals not yet known or probable, or impacts of Merger-related change in control provisions that are currently not factually supportable and/or probable of occurring. The pro forma financial information has been prepared based upon available information and certain assumptions that Hydro One believes are reasonable in the circumstances, as described in the notes to the unaudited pro forma condensed consolidated financial statements.

Additionally, the pro forma financial information presented, including allocation of the estimated purchase price, is based on preliminary estimates of fair values of assets to be acquired and liabilities assumed. The actual amounts of acquired assets and assumed liabilities in the condensed consolidated financial statements upon the closing of the Merger will depend on a number of factors, including the impact of additional information available, foreign exchange rates and the amount of net assets of Avista on the closing date of the Merger. Therefore, the actual purchase adjustments will differ from those used to prepare the pro forma financial information, and the differences may be material. For example, the final purchase price allocation is dependent on, among other things, the finalization of asset and liability valuations. This final valuation will be based on the actual net tangible and intangible assets and liabilities of Avista that exist as of the closing date of the Merger. Any final adjustments may change the allocation of purchase price, which could affect the fair values assigned to the assets and liabilities, and may result in a change to goodwill, depreciation and amortization expenses and earnings per share.

The pro forma financial information is presented for informational purposes only and is not necessarily indicative of what Hydro One’s actual financial condition or results of operations would have been had the Merger been completed on the date indicated, nor does it purport to project Hydro One’s future financial position or results of operations for any future periods or as of any future date. Accordingly, the combined business, assets, results of operations and financial condition may differ significantly from those indicated.

Hydro One Limited

Unaudited Pro Forma Consolidated Balance Sheet

As at March 31, 2018

(millions of Canadian dollars) (unaudited)

	Hydro One Limited	* Avista Corporation	Adjustments	Note	Hydro One Limited Pro Forma Consolidated
Assets
Current assets:
Cash and cash equivalents	28	34	3,326	3 (C),(J)
			400	3 (C),(J)
			977	3 (B),(J)
			(4,484)	3 (A),(J)
			(160)	3 (D),(J)
			(30)	3 (I)	91
Accounts receivable	588	217			805
Due from related parties	243				243
Other current assets	143	147			290

	1,002	398	29		1,429

Property, plant and equipment	20,069	5,693			25,762
Other long-term assets:
Regulatory assets	3,105	769	151	3 (H)	4,025
Deferred income tax assets	918		20	3 (B),(G)	938
Intangible assets	365				365
Goodwill	325	74	(74)	3 (A)	2,617
			2,292	3 (A)
Other assets	5	133			138

	24,787	6,669	2,389		33,845

Total assets	25,789	7,067	2,418		35,274

*	Translated from US$ to C$. See Note 5

Hydro One Limited

Unaudited Pro Forma Consolidated Balance Sheet

As at March 31, 2018

(millions of Canadian dollars) (unaudited)

(Continued)

	Hydro One Limited	*Avista Corporation	Adjustments	Note	Hydro One Limited Pro Forma Consolidated
Liabilities
Current liabilities:
Short-term notes payable	989	64	400	3 (C)	1,453
Long-term debt payable within one year	981	354			1,335
Accounts payable and other current liabilities	911	444			1,355
Due to related parties	37				37

	2,918	862	400		4,180

Long term liabilities:
Long-term debt	9,085	1,988	3,326	3 (C)	14,550
			151	3 (H)
Convertible Debentures	488		(488)	3 (B)
Regulatory liabilities	160	1,008			1,168
Deferred income tax liabilities	72	599			671
Other long-term liabilities	2,718	344			3,062

	12,523	3,939	2,989		19,451

Total liabilities	15,441	4,801	3,389		23,631

Noncontrolling interest subject to redemption	21				21
Equity
Common shares	5,631	1,458	1,502	3 (B)	7,133
			(1,458)	3 (E)
Preferred shares	418				418
Additional paid-in capital	55		92	3 (B)
			7	3 (I)	154
Retained earnings	4,181	820	(17)	3 (B)	3,875
			(92)	3 (B)
			(37)	3 (I)
			(820)	3 (E)
			(160)	3 (D)
Accumulated other comprehensive loss	(7)	(12)	12	3 (E)	(7)

Shareholders’ equity	10,278	2,266	(970)		11,573
Noncontrolling interest	49				49

Total equity	10,327	2,266	(970)		11,622

Total liabilities and equity	25,789	7,067	2,418		35,274

*	Translated from US$ to C$. See Note 5

Hydro One Limited

Unaudited Pro Forma Consolidated Statement of Operations

For the three months ended March 31, 2018

(millions of Canadian dollars, except earnings per share) (unaudited)

	Hydro One Limited	** Avista Corporation	Adjustments	Note	Hydro One Limited Pro Forma Consolidated
Revenues
Distribution	1,145				1,145
Transmission	421				421
Utility revenues		509			509
Other	10	9			19

	1,576	518			2,094

Costs
*Purchased power	751	196			947
Operation, maintenance and administration	270	147	(3)	3 (D)	414
Depreciation and amortization	197	57			254
Other expense (income)-net		6			6

	1,218	406	(3)		1,621

Income before financing charges and income taxes	358	112	3		473
Financing charges	88	30	48	3 (B),(F)	166

Income before income taxes	270	82	(45)		307
Income taxes	42	14	(9)	3 (G)	47

Net income	228	68	(36)		260

Basic earnings per share	$0.37				$0.38
Diluted earnings per share	$0.37				$0.38

*	Includes the cost of purchased natural gas for Avista Corporation
**	Translated from US$ to C$. See Note 5

Hydro One Limited

Unaudited Pro Forma Consolidated Statement of Operations

For the year ended December 31, 2017

(millions of Canadian dollars, except earnings per share) (unaudited)

	Hydro One Limited	** Avista Corporation	Adjustments	Note	Hydro One Limited Pro Forma Consolidated
Revenues
Distribution	4,366				4,366
Transmission	1,578				1,578
Utility revenues		1,848			1,848
Other	46	29			75

	5,990	1,877			7,867

Costs
* Purchased power	2,875	681			3,556
Operation, maintenance and administration	1,066	604	(39)	3 (D)	1,631
Depreciation and amortization	817	223			1,040
Other expense (income)-net		(9)			(9)

	4,758	1,499	(39)		6,218

Income before financing charges and income taxes	1,232	378	39		1,649
Financing charges	439	121	118	3 (B),(F)	678

Income before income taxes	793	257	(79)		971
Income taxes	111	107	(23)	3 (G)	195

Net income	682	150	(56)		776

Other comprehensive income	1				1

Comprehensive income	683				777

Basic earnings per share	$1.11				$1.13
Diluted earnings per share	$1.10				$1.13

*	Includes the cost of purchased natural gas for Avista Corporation
**	Translated from US$ to C$. See Note 5

1.	DESCRIPTION OF THE ACQUISITION

Hydro One, Olympus Holding Corp., Olympus Corp. and Avista entered into an agreement and plan of merger dated as of July 19, 2017 (the “Merger Agreement”). Pursuant to the Merger Agreement, Hydro One will indirectly acquire Avista (the “Merger”) for US$53 (approximately C$68 at the exchange rate of C$1.2884 = US$1.00 on March 31, 2018) per Avista common share for an aggregate purchase price of approximately US$5,476 million (approximately C$7,056 million at the exchange rate of C$1.2884 = US$1.00 on March 31, 2018), comprised of an equity purchase of approximately US$3,480 million (approximately C$4,484 million at the exchange rate of C$1.2884 = US$1.00 on March 31, 2018) and the assumption of approximately US$1,996 million of Avista’s outstanding debt (approximately C$2,572 million at the exchange rate of C$1.2884 = US$1.00 on March 31, 2018).

The accompanying pro forma financial information assumes that at closing, the Merger will be financed through the net proceeds from a C$1.54 billion common share equity issuance as further described below, with the balance funded through long-term debt as further described below.

The common share equity is assumed to be issued through the conversion of the 4% convertible unsecured subordinated debentures (“Debentures”) represented by instalment receipts that were issued by the Corporation on August 9, 2017 and that are convertible into common shares of Hydro One at a conversion price of C$21.40 per common share. Hydro One also proposes to issue long term debt in the amount of US$2.6 billion (approximately C$3.35 billion) maturing over 5, 10 and 30 years respectively.

The accompanying pro forma financial information assumes that the Debentures are issued and immediately converted in full into Hydro One common shares at the assumed closing date of the Merger. Therefore, the accompanying pro forma financial information does not recognize interest costs associated with the Debentures. Hydro One anticipates that the closing of the Merger will occur in the second half of 2018. As a result, the Company has included the cost of financing the Debentures as a pro-forma adjustment. Due to many factors, including the timing of regulatory approvals, the estimated closing period is subject to change which may change the amount of interest expense incurred on the Debentures and the related income tax recovery. Interest costs associated with the Debentures are expected to be funded through operating cash flows.

2.	BASIS OF PRESENTATION

The accompanying pro forma financial information gives effect to the proposed acquisition by Hydro One of Avista. The accompanying pro forma financial information has been prepared by management of Hydro One and is derived from the unaudited and audited consolidated financial statements of Hydro One as at and for the three months ended March 31, 2018 and for the year ended December 31, 2017, respectively, and the unaudited and audited consolidated financial statements of Avista as at and for the three months ended March 31, 2018 and for the year ended December 31, 2017, respectively.

The accompanying pro forma financial information uses accounting policies that are consistent with those disclosed in Hydro One’s and Avista’s audited consolidated financial statements as at and for the year ended December 31, 2017 and unaudited consolidated financial statements as at and for the three months ended March 31, 2018 and were prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). The accompanying unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statements of operations reflect the Merger as if it had closed on March 31, 2018 and January 1, 2017, respectively. The accompanying unaudited pro forma consolidated financial statements may not be indicative of the results that would have been achieved if the transactions reflected therein had been completed on the dates indicated or the results which may be obtained in the future. For instance, the actual purchase price allocation will reflect the fair values, at the purchase date, of the assets acquired and liabilities assumed based upon Hydro One’s evaluation of such assets and liabilities following the closing of the Merger and, accordingly, the final purchase price allocation may differ materially from the preliminary allocation reflected herein.

The accompanying pro forma financial information should be read in conjunction with the description of the Merger and the proposed financing thereof contained in documents filed by Hydro One with the securities regulatory authorities in Canada; the most recent audited and unaudited consolidated financial statements of Avista, including the notes thereto; and the most recent audited and unaudited consolidated financial statements of Hydro One, including the notes thereto, all of which have been filed by Hydro One with the securities regulatory authorities in Canada.

Certain amounts in the historical financial statements of Avista have been reclassified in the unaudited pro forma balance sheet and statements of operations to reflect the presentation classifications in Hydro One’s consolidated financial statements. In addition the historical financial statements of Avista have been translated from U.S. dollars to Canadian dollars to conform to the presentation currency of Hydro One.

Management believes the underlying assumptions used for the preparation of the pro forma financial information provide a reasonable basis for presenting the significant financial effect directly attributable to the Merger. The pro forma adjustments used to prepare the pro forma financial information are tentative and are based on currently available financial information and certain estimates and assumptions. The actual adjustments to the consolidated financial statements will depend on a number of factors. Therefore, it is expected that the actual adjustments will differ from the pro forma adjustments used to prepare the pro forma financial information, and the differences may be material.

The pro forma financial information presents the combined effect on the historical statements and provides the following resulting information:

Historical Information of Hydro One and Avista	Historical Dates and Giving Effect	Resulting Information
Unaudited consolidated balance sheet	As of March 31, 2018	Unaudited pro forma condensed consolidated balance sheet, referred to as the unaudited pro forma balance sheet

Audited consolidated statement of operations for the year ended December 31, 2017 and unaudited consolidated interim statement of operations for the three months ended March 31, 2018	For the year ended December 31, 2017; and for the three months ended March 31, 2018

Unaudited pro forma condensed consolidated statement of operations, referred to as the unaudited pro forma statements of operations

Fair value adjustments to net assets acquired at March 31, 2018 have been applied to the assumed Merger date of January 1, 2017 for purposes of the unaudited pro forma statements of operations (see note 3)

Amounts in the notes to the unaudited pro forma consolidated financial statements are stated in Canadian dollars, unless otherwise indicated. The accompanying pro forma financial information may not be indicative of the results that would have been achieved if the transactions reflected herein had been completed on the dates indicated or the results which may be obtained in the future.

3.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

A.	Pro forma Purchase Price and Purchase Price Allocation

At the date of preparation of this pro forma financial information, certain pro forma adjustments have been made as identified herein; however, the fair values of Avista’s identifiable assets and liabilities to be assumed and the full impact of applying acquisition accounting have not been fully determined. After reflecting the pro forma adjustments made herein, the excess of the purchase price consideration over the adjusted book values of Avista’s identifiable net assets has been presented as goodwill. The Merger consideration in the unaudited pro forma financial information is based on the agreed net purchase price of US $53 per share (approximately C$68 using the exchange rate of C$1.2884 = US$1.00 on March 31, 2018). Since the acquisition is to be paid in U.S. dollars, the actual amount paid, when measured in Canadian dollars will vary. The assumed financing structure and partial mitigation of the foreign exchange fluctuation risk is outlined below.

Avista is a public utility subject to regulation by state utility commissions. The retail electric and natural gas operations are subject to the jurisdiction of various regulatory bodies, including the U.S. Federal Energy Regulatory Commission (FERC) for licensing of hydroelectric generation resources, and for electric transmission services and wholesale sales. The revenues and earnings approved by the utility commissions are based on regulated rates of return that are applied to historic values of the regulated assets. Therefore, no fair value adjustments are expected to be made to property, plant and equipment and intangible assets with respect to the regulated entities of Avista because all economic benefits and obligations associated with regulated assets beyond regulated thresholds accrue to Avista’s customers.

The following is the estimated net purchase price, estimated net funding requirements and assumed financing structure for the Merger. These estimates have been reflected in the accompanying unaudited pro forma financial information.

Using exchange rates in effect on March 31, 2018 (in millions of Canadian dollars)
Estimated Net Purchase Price
Estimated net purchase price, before assumed debt	4,484
Assumed debt of Avista	2,572

Estimated purchase price	7,056
Estimated Net Funding Requirements
Estimated net purchase price before assumed long-term debt	4,484
Assumed debt of Avista	2,572
Common share issuance costs and interest make whole payment (Note 3 (B))	77
Net interest (after tax) paid on convertible debentures (Note 3 (B))	26
Long term debt issuance costs (Note 3 (C))	24
Estimated (after tax) transaction costs (Note 3 (D))	160
Fair value of Avista share-based payments settled in cash (Note 3 (I))	30

Estimated net funding requirements	7,373
Assumed Financing Structure
Assumed debt of Avista	2,572
Gross proceeds from Convertible Debentures converted to common shares (Note 3 (B))	1,540
Issuance of long term debt (Note 3 (C))	3,350
(Excess) cash (Note 3 (J))	(89)

7,373

This estimated purchase price is based on Avista’s outstanding shares at the purchase price of US$53 per share converted at a foreign exchange rate of C$1.2884 = US$1.00 on March 31, 2018. The purchase price used for the purposes of calculating pro forma adjustments is based on exchange rates as described in Note 5 below and will differ from this amount when exchange rates change. Hydro One entered into a forward currency contract in October, 2017 to partially mitigate the foreign exchange fluctuation risk of the purchase price that is denominated in U.S. dollars.

Goodwill from the acquistion of Avista of C$2,292 is calculated as the difference between the net purchase price of C$4,484 million and the estimated fair value of the net assets acquired of C$2,192 million.

B.	Assumed financing for the Merger contemplates the issuance, through the exercise of conversion rights under the Debentures, of approximately 72 million common shares of Hydro One at C$21.40 per share for gross proceeds of approximately C$1.54 billion, which includes a base offering of approximately 65 million common shares for proceeds of C$1.4 billion plus the over-allotment of approximately 7 million common shares that was exercised for proceeds of C$0.14 billion. Underwriting costs are 3.5% of gross proceeds in the aggregate which is approximately C$54 million and will result in a corresponding deferred tax asset of approximately C$14 million based on Hydro One’s Canadian statutory income tax rate of 26.5%.

Hydro One completed the sale of the Debentures on August 9, 2017 on an instalment basis. The initial instalment was paid with gross proceeds of C$513 million and net proceeds of C$486 million after payment of half the aggregate underwriter fees of C$27 million. The convertible debentures balance of C$488 million on the unaudited consolidated balance sheet of Hydro One as at March 31, 2018 is net of the unamortized debt issuance costs of C$25 million.

Upon conversion of the Debentures from the initial instalment and the issuance of all the common shares of approximately C$1.54 billion, as if the Merger had closed on March 31, 2018, the remaining underwriting fees, for an additional C$27 million and a make-whole interest payment of C$23 million would be paid in cash. The terms of the make-whole payment does not extend beyond the anniversary date of August 9, 2018 and therefore would not be incurred as an expense if the transaction closed after August 9, 2018.

Since the cash proceeds from the initial instalment were received on August 9, 2017, the pro forma adjustment to cash only reflects the incremental cash proceeds on March 31, 2018 of C$977 million, which is also net of the remaining underwriting fees as well as the make-whole payment. The pro forma adjustment to common shares of approximately $1.502 billion is net of the after tax underwriting fees of approximately $38 million and is reflected by the pro forma adjustment as incremental cash proceeds of C$977 million, the first instalment payment of $488 million, the recognition of a deferred tax asset of $20 million and a resulting impact to retained earnings of $17 million.

The Debentures contained a beneficial conversion feature at the time of issuance due to the conversion feature being in the money on the commitment date. The conversion feature is contingent on triggering of the final instalment payment at which time it becomes exercisable. Pro forma adjustment in the amount of C$92 million has been included to reflect the beneficial conversion feature, assuming the date for payment of the final instalment was the assumed Merger date of March 31, 2018.

Net interest costs since August 9, 2017 of C$36 million (and related tax effects of C$10 million) associated with the Debentures have already been paid and reflected in the historical financial results of Hydro One.    Pro forma adjustments have been included with the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2017 and for the three months ended March 31, 2018 to remove the historical after tax interest costs incurred that reflect the assumed conversion of the Debentures into Hydro One common shares as if the Merger had closed on January 1, 2017.

C.	Financing for the Merger includes the assumed issuance of long term debt maturing over 5, 10 and 30 years respectively for gross proceeds of approximately C$3.35B. Debt issuance costs in the aggregate of approximately C$24 million have been recognized as a direct deduction to the long term debt. The maturity dates and other terms of the debt are current estimates only and will not be known until the debt is issued and could vary significantly from what is proposed based on many factors including market conditions.

While assumed financing for the Merger is comprised of the Debentures and long term debt as previously described, the assumed Merger on March 31, 2018 is estimated to require short-term borrowing via issuance of commercial paper of approximately C$400 million, given the cash and cash equivalents balance on this date. This additional commercial paper issuance is expected to be termed-out subsequently, which is not reflected as an adjustment in the pro forma financial information.

D.	Transaction costs not yet incurred are estimated at approximately C$120 million and are composed of estimated investment banking, advisory, accounting and legal fees, bridge financing costs, an Avista foundation donation that is considered to be directly related to the acquisition, and real estate transfer taxes. Change in control payments to employees are approximately C$50 million and represent estimated change in control liabilities as a result of the Merger. These transaction related costs and the change in control payments in aggregate of approximately C$170 million (after tax of C$160 million) and are assumed to be paid in cash based on estimates by Hydro One management. These costs have been included as a pro forma adjustment to cash and retained earnings on the unaudited pro forma balance sheet. They are not reflected in the unaudited pro forma statement of earnings on the basis that these expenses are directly attributable to the Merger of Avista and are non-recurring in nature.

Pro forma adjustments to the statement of earnings include removal of the non-recurring historical transaction costs from operation, maintenance and administration of C$39 million and C$3 million for the year ended December 31, 2017 and for the three months ended March 31, 2018, respectively.

E.	Elimination of Avista’s historical outstanding common shares, retained earnings and accumulated other comprehensive income as of March 31, 2018.

F.	Interest expense on the Company’s proposed issuance of long-term debt described in Note 3(C) above of C$143 million and C$35 million for the year ended December 31, 2017 and for the three months ended March 31, 2018, respectively.

Pro forma adjustments to finance charges includes removal of the historical net interest costs on the Debentures as described in Note 3(B) of C$22 million and C$14 million for the year ended December 31, 2017 and for the three months ended March 31, 2018, respectively.

In October, 2017, Hydro One also entered into a deal-contingent foreign exchange forward contract to convert C$1.4 billion to U.S. dollars at an agreed upon Canadian dollar forward rate per 1.00 U.S. dollars to economically mitigate a portion of the foreign exchange fluctuation risk on the purchase price that is denominated in U.S. dollars. Pro forma adjustments to finance charges includes removal of the associated loss from this hedging contract of C$3 million and the gain of C$27 million for the year ended December 31, 2017 and for the three months ended March 31, 2018, respectively.

G.	Income taxes applicable to the pro forma adjustments for items with tax effect in the Canadian entities are calculated at the average tax rate of 26.50%. Income taxes applicable to the pro forma adjustments for items with tax effect in the U.S. entities are calculated at the average tax rates of 36.69% and 23.05% for the year ended December 31, 2017 and for the three months ended March 31, 2018, respectively.

H.	Hydro One has recorded an adjustment to the fair value of Avista’s long term debt and recorded a regulatory offset of C$151 million in Regulatory Assets for the portion of the fair value adjustment to long-term debt held within regulated operations. Hydro One views the regulatory offset upon consummation of the acquisition as a proxy for the regulatory asset that would be recorded in the event such debt was extinguished at an amount higher than the carrying value.

I.	As described in the Merger Agreement, Hydro One agreed to exchange certain of Avista’s outstanding share-based compensation awards partially settled as a cash payment and the remainder settled by conversion to equivalent Hydro One share-based compensation awards. Each award was measured at fair value on the date of the Merger with an aggregate value of C$37 million.

J.	Excess cash of C$89 million is after accounting for the net cash proceeds of C$460 million (C$486 million net of the after tax interest payments of C$26 million) that is already reflected in the historical financial statements of Hydro One as described in Note 3(B). The aggregate pro forma adjustments to cash and cash equivalents of C$29 million on the unaudited pro forma consolidated balance sheet represents the excess cash of C$89 million, net of the C$460 million already received, plus the C$400 million of short term borrowing as described in Note 3 (C).

4.	PRO FORMA SHARES OUTSTANDING

Earnings per common share is calculated by dividing earnings attributable to common shareholders by the weighted average number of common shares outstanding.

The calculation of the pro forma earnings per common share, for the three months ended March 31, 2018 and for the year ended December 31, 2017, reflect the dilutive effects of the assumed conversion of the Debentures and the assumed issuance of approximately 2 million of Hydro One’s common shares arising from stock based compensation awards, as if the issuance of the common shares arising from outstanding stock based compensation awards had taken place on January 1, 2017. The basic and diluted earnings per common share and basic and diluted weighted average number of common shares outstanding for the pro forma reporting period is determined as follows:

	For the year ended December 31, 2017	For the three months ended March 31, 2018
(Canadian dollars; Number of shares in millions)
Earnings per common share	$1.13	$0.38
Diluted earnings per common share	$1.13	$0.38
Shares outstanding
Weighted average shares of Hydro One Limited - basic	595	595
Debenture converted common shares outstanding - basic	72	72
Pro forma weighted average shares outstanding – basic	667	667
Effect of dilutive options and other stock based compensation awards	2	2
Pro forma diluted weighted average shares of Hydro One Limited	669	669

5.	CURRENCY TRANSLATION AND CLASSIFICATION ADJUSTMENTS

The assets and liabilities of Avista, which has a US$ reporting and functional currency, are translated at the exchange rate of C$1.2884 = US$1.00 which was the rate published by Bloomberg as at March 31, 2018. Revenues and expenses in Avista’s statement of operations are translated to Canadian dollars using the rates published by Bloomberg at an average exchange rate of C$1.2648 = US$1.00 for the three months ended March 31, 2018 and C$1.2983 = US$1.00 for the year ended December 31, 2017.

Reclassifications were made to align the presentation of Avista’s financial statement amounts with Hydro One’s financial statement amounts in the accompanying unaudited pro forma financial information. No material differences in accounting policies under US GAAP have been identified; however, a more detailed analysis will be completed after the Merger.

Avista Corporation

Pro forma Consolidated Balance Sheet Reclassifications

As at March 31, 2018

Unaudited

	Avista Historical (USD)	Foreign Exchange Impact	Avista Historical (CAD)	Reclassifications (CAD)	Amount after Reclassification (CAD)
(in millions)
Assets
Current Assets:
Cash and cash equivalents	26	8	34		34
Accounts and notes receivable	169	48	217		217
Regulatory asset for energy commodity derivatives	21	6	27	(27)		(1)
Materials and supplies, fuel stock and stored natural gas	49	14	63	(63)		(1)
Other current assets	45	12	57	90	147	(1)

Total current assets	310	88	398		398

Property, plant and equipment				5,693	5,693	(2)
Net Utility Property:
Utility plant in service	5,882	1,697	7,579	(7,579)		(2)
Construction work in progress	165	48	213	(213)		(2)

Total	6,047	1,745	7,792	(7,792)

Less: Accumulated depreciation and amortization	(1,629)	(470)	(2,099)	2,099		(2)

Total net utlity property	4,418	1,275	5,693	(5,693)

Other Non-current Assets:
Regulatory assets				769	769	(3)
Other assets				133	133	(4)
Investment in affiliated trusts	12	3	15	(15)		(4)
Goodwill	58	16	74		74
Other property and investments-net and other non-current assets	92	26	118	(118)		(4)

Total other non-current assets	162	45	207	769	976

Deferred Charges:
Regulatory assets for deferred income tax	90	27	117	(117)		(3)
Regulatory assets for pensions and other postretirement benefits	206	60	266	(266)		(3)
Other regulatory assets	129	37	166	(166)		(3)
Regulatory assets for interest rate swaps	151	44	195	(195)		(3)
Non-current regulatory asset for energy commodity derivatives	9	3	12	(12)		(3)
Other deferred charges	10	3	13	(13)		(3)

Total deferred charges	595	174	769	(769)

Total assets	5,485	1,582	7,067		7,067

1	Regulatory asset for energy commodity derivates plus materials, supplies, fuel stock and stored natural gas of $90 million to Other current assets
2	Net utility property of $5,693 million to Property, plant and equipment
3	Deferred charges of $769 million to Regulatory assets
4	Investment in affiliates trusts and other property and investments-net and other non-current assets of $133 million to Other assets

Avista Corporation

Pro forma Consolidated Balance Sheet Reclassifications

As at March 31, 2018

Unaudited

(Continued)

	Avista Historical (USD)	Foreign Exchange Impact	Avista Historical (CAD)	Reclassifications (CAD)	Amount after Reclassification (CAD)
(in millions)
Current liabilities:
Accounts payable	67	20	87	357	444	(5)
Current portion of long-term debt and capital leases	275	79	354		354
Short-term borrowings	50	14	64		64
Energy commodity derivative liabilities	10	3	13	(13)		(5)
Income taxes payable	16	4	20	(20)		(5)
Accrued interest	30	9	39	(39)		(5)
Accrued taxes other than income taxes	45	13	58	(58)		(5)
Deferred natural gas costs	31	9	40	(40)		(5)
Current portion of pensions and other postretirement benefits	11	3	14	(14)		(5)
Current unsettled interest rate swap derivative liabilities	25	7	32	(32)		(5)
Current regulatory liability for excess deferred income taxes	26	8	34	(34)		(5)
Other current liabilities	83	24	107	(107)		(5)

Total current liabilities	669	193	862		862

Long-term debt and capital leases	1,491	431	1,922		1,922
Long-term debt to affiliated trusts	52	14	66		66
Long-term regulatory liabilities				1,008	1,008	(6),(7),(9)
Regulatory liability for utility plant retirement costs	288	83	371	(371)		(9)
Pensions and other postretirement benefits	200	58	258	(258)		(8)
Deferred income taxes	465	134	599		599
Regulatory liability for excess deferred income taxes	414	119	533	(533)		(7)
Other non-current liabilities, regulatory liabilities and deferred credits	148	42	190	154	344	(6),(8)

Total liabilities	3,727	1,074	4,801		4,801

Equity:
Avista Corporation Shareholders’ Equity:
Common stock	1,132	326	1,458		1,458
Accumulated other comprehensive loss	(10)	(2)	(12)		(12)
Retained earnings	636	184	820		820

Total Avista Corporation shareholders’ equity	1,758	508	2,266		2,266

Total equity	1,758	508	2,266		2,266

Total liabilities and equity	5,485	1,582	7,067		7,067

5	Current liabilities of $357 million to Accounts payable and other current liabilities
6	Other non-current liabilties, regulatory liabilities and deferred credits of $104 million to Long-term regulatory liabilities
7	Regulatory liability for excess deferred income taxes of $533 million to Long-term regulatory liabilities
8	Pensions and other postretirement benefits of $258 million to Other long-term liabilities
9	Regulatory liablity for utility plant retirement costs of $371 million to Long-term regulatory liablities

Avista Corporation

Pro forma Consolidated Statement of Operations Reclassifications

For the three month period ended March 31, 2018

Unaudited

	Avista Historical (USD)	Foreign Exchange Impact	Avista Historical (CAD)	Reclasses (CAD)	Amount after Reclassification
(in millions)
Operating Revenues:
Other				9	9	(1)
Utility revenues	402	107	509		509
Non-utility revenues	7	2	9	(9)		(1)

Total operating revenues	409	109	518		518

Operating Expenses:
Purchased power				196	196	(2)
Operating, maintenance and administration				147	147	(2)
Depreciation and amortization				57	57	(2)
Other expense				6	6	(4)
Utility operating expenses:
Resource costs	154	42	196	(196)		(2)
Other operating expenses	78	21	99	(99)		(2)
Depreciation and amortization	45	12	57	(57)		(2)
Taxes other than income taxes	31	8	39	(39)		(2)
Non-utility operating expenses:
Other operating expenses	7	2	9	(9)		(2)

Total operating expenses	315	85	400	6	406

Income from operations	94	24	118	(6)	112

Finance charges				30	30	(3)
Interest expense	25	6	31	(31)		(3)
Capitalized interest	(1)		(1)	1		(3)
Other expense (income)-net	4	2	6	(6)		(4)

Income before income taxes	66	16	82		82

Income tax expense	11	3	14		14

Net income	55	13	68		68

1	Non-utility revenues of $9 million to other revenue
2	Utility operating expenses and non-utility operating expenses of $400 million to operating expenses
3	Net interest of $30 million to finance charges
4	Other expense (income)-net of $6 million to operating expenses

Avista Corporation

Pro forma Consolidated Statement of Operations Reclassifications

For the year ended December 31, 2017

Unaudited

	Avista Historical (USD)	Foreign Exchange Impact	Avista Historical (CAD)	Reclassifications (CAD)	Amount after Reclassification
(in millions)
Operating Revenues:
Other				29	29	(1)
Utility revenues	1,423	425	1,848		1,848
Non-utility revenues	23	6	29	(29)		(1)

Total operating revenues	1,446	431	1,877		1,877

Operating Expenses:
Purchased power				681	681	(2)
Operating, maintenance and administration				604	604	(2)
Depreciation and amortization				223	223	(2)
Other income-net				(9)	(9)	(4)
Utility operating expenses:
Resource costs	525	156	681	(681)		(2)
Other operating expenses	332	100	432	(432)		(2)
Depreciation and amortization	17 1	51	222	(222)		(2)
Taxes other than income taxes	107	32	139	(139)		(2)
Non-utility operating expenses:
Other operating expenses	25	8	33	(33)		(2)
Depreciation and amortization	1		1	(1)		(2)

Total operating expenses	1,161	347	1,508	(9)	1,499

Income from operations	285	84	369	9	378

Finance charges				121	121	(3)
Interest expense	95	29	124	(124)		(3)
Interest expense to affiliated trusts	1		1	(1)		(3)
Capitalized interest	(3)	(1)	(4)	4		(3)
Other expense (income)	(7)	(2)	(9)	9		(4)

Income before income taxes	199	58	257		257

Income tax expense	83	24	107		107

Net income	116	34	150		150

1	Non-utility revenues of $29 million to other revenue
2	Utility operating expenses and non-utility operating expenses of $1,508 million to operating expenses
3	Net interest of $121 million to finance charges
4	Other expense (income) of $9 million to operating expenses